FORM 11-K




                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                          Commission File Number 1-812



                              CARRIER CORPORATION
                       REPRESENTED EMPLOYEE SAVINGS PLAN
                            (Full title of the plan)



                        UNITED TECHNOLOGIES CORPORATION
                          United Technologies Building
                              One Financial Plaza
                          Hartford, Connecticut  06101
               (Name of issuer of the securities held pursuant to
          the plan and the address of its principal executive office)




































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                FINANCIAL STATEMENTS OF THE CARRIER CORPORATION
                       REPRESENTED EMPLOYEE SAVINGS PLAN

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Pension Administration
  and Investment Committee of
  United Technologies Corporation
  and Members of the Carrier Corporation
  Represented Employee Savings Plan


In our opinion, the accompanying statements of financial condition and the related statement of income and changes in plan equity present fairly, in all material respects, the financial position of the Carrier Corporation Represented Employee Savings Plan at November 30, 1993 and 1992, and the results of its operations and the changes in its plan equity for the year ended November 30, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan Administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PRICE WATERHOUSE
Hartford, Connecticut
May 19, 1994





















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
              CARRIER CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN
                        Statement of Financial Condition
                                November 30, 1993
                   (Thousands of Dollars, except unit values)

                                                                                                        UTC            Funds
                                                                    Income Fund     Equity Fund      Stock Fund       Combined
Assets:
  Investments:
    Beneficial interests in contracts issued by insurance
     companies, at cost plus accrued interest                      $     21,049    $           -    $          -    $      21,049
    Beneficial interests in Bankers Trust Company Pyramid
     Equity Index Fund, at market                                             -            3,391               -            3,391
    United Technologies Corporation Common Stock, at market
     plus accrued dividends ($5)                                              -                -             679              679
    Temporary investments, at cost plus accrued interest                      1                -              16               17
        Total Investments                                                21,050            3,391             695           25,136

  Contributions and fund transfers receivable                                 -               84              14               98
  Accrued investment sales                                                    -                -               6                6
        Total Assets                                                     21,050            3,475             715           25,240

Less - Liabilities:
  Contributions and fund transfers payable                                  323                -               -              323
        Total Liabilities                                                   323                -               -              323

Plan Equity                                                        $     20,727    $       3,475    $        715    $      24,917

Units of participation                                                4,532,248          384,589         150,848

Unit value                                                         $       4.57    $        9.04    $       4.73


                (See accompanying Notes to Financial Statements)

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
              CARRIER CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN
                        Statement of Financial Condition
                                November 30, 1992
                   (Thousands of Dollars, except unit values)

                                                                                                        UTC            Funds
                                                                    Income Fund     Equity Fund      Stock Fund       Combined
Assets:
  Investments:
    Beneficial interests in contracts issued by insurance
     companies, at cost plus accrued interest                      $     15,618    $           -    $          -    $      15,618
    Beneficial interests in Bankers Trust Company Pyramid
     Equity Index Fund, at market                                             -            2,331               -            2,331
    United Technologies Corporation Common Stock, at market
     plus accrued dividends ($4)                                              -                -             365              365
    Temporary investments, at cost plus accrued interest                      1                -              20               21
        Total Investments                                                15,619            2,331             385           18,335

  Contributions and fund transfers receivable                                41               10               2               53
        Total Assets                                                     15,660            2,341             387           18,388

Less - Liabilities:
  Fund transfers payable                                                      1                -               -                1
  Accrued investment purchases                                                -                -               6                6
        Total Liabilities                                                     1                -               6                7

Plan Equity                                                        $     15,659    $       2,341    $        381    $      18,381

Units of participation                                                3,701,287          285,837         114,474

Unit value                                                         $       4.23    $        8.19    $       3.33


                (See accompanying Notes to Financial Statements)

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
              CARRIER CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN
                 Statement of Income and Changes in Plan Equity
                        Plan Year Ended November 30, 1993
                             (Thousands of Dollars)

                                                                                                         UTC           Funds
                                                                    Income Fund     Equity Fund       Stock Fund      Combined
Contributions:
  Members                                                          $      3,838    $         765    $        139    $       4,742
  Employer                                                                1,444              280              46            1,770
        Total Contributions                                               5,282            1,045             185            6,512

Investment Income:
  Interest                                                                1,365                -               1            1,366
  Dividends                                                                   -                -              18               18
        Total Investment Income                                           1,365                -              19            1,384

Unrealized appreciation of investments                                        -              172             125              297

Gain on sale of investments                                                   -               95              46              141

Deduct:
  Distributions to members:
    In cash                                                               1,655              190              26            1,871
    In shares of United Technologies Corporation Common Stock                 -                -               1                1
  Earned and unapplied forfeitures                                            8                -               -                8
        Total Deductions                                                  1,663              190              27            1,880

Inter-fund and inter-plan transfers                                          84               12             (14)              82

Net Increase in Plan Equity                                               5,068            1,134             334            6,536

Plan Equity November 30, 1992                                            15,659            2,341             381           18,381

Plan Equity November 30, 1993                                      $     20,727    $       3,475    $        715    $      24,917


                (See accompanying Notes to Financial Statements)

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             CARRIER CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN

                         Notes to Financial Statements

NOTE 1 - DESCRIPTION OF THE PLAN

The Carrier Corporation Represented Employee Savings Plan (the Plan) is a defined contribution savings plan sponsored by Carrier Corporation (Carrier), a subsidiary of United Technologies Corporation (United). Employees of Carrier are eligible to participate in the Plan if the employees have completed at least one year of service and their employment is covered by a collective bargaining agreement that provides that such employees may participate in the Plan. Below is a brief description of the Plan. More complete information is provided in the plan document which is available from the Plan sponsor.

Members may elect, through payroll deductions, to make after-tax contributions of between $2 per week and a maximum amount as permitted by the related collective bargaining agreement. Certain members, depending on their collective bargaining agreement, may also make tax-deferred contributions. Member contributions are fully vested at all times under the Plan. The employer will make contributions with respect to each member generally equal in amount to 50 percent of the members contributions, up to specified limits. Generally, employer contributions become fully vested two years after first joining the Plan.

All contributions are credited to a member account maintained by the Plan Administrator. Contributions will be invested, pursuant to each member's direction, in one or more of the following funds: the Income Fund, the Equity Fund, and the UTC Stock Fund. Members may elect to have 100 percent of their contributions invested in one investment fund or may allocate their contributions in multiples of 25 percent among two or more of the funds. Members are permitted to transfer their accounts between investment funds once per quarter (in multiples of 10 percent).

The Income Fund is invested in contracts issued by five insurance companies designated by the Pension Investment Committee. Under these contracts, each insurance company guarantees repayment in full of the principal amount invested plus interest credited at a fixed rate for a specified period. Interest is credited to each contract based on an annual interest rate set each year by the individual insurance carriers. This rate, which differs among contracts, takes into account any difference between prior year credited interest and the actual amount of investment earnings allocable to the contract in accordance with the established allocation procedures of the insurance carrier. The weighted average rate set for the 1993 calendar year was 8.0 percent.

The Equity Fund may be invested in common or capital stocks of corporations, bonds or securities convertible into such stocks, or shares of any federally registered mutual fund or similar type of investment fund, including investment in any commingled trust fund managed by the Trustee, Bankers Trust Company, which is invested primarily in similar types of equity securities. During 1993 and 1992, the Equity Fund was invested principally in the Trustee's BT Pyramid Equity Index Fund, which is a portfolio of common stocks replicating the Standard & Poor's Composite Index of 500 stocks. Interest and dividends earned by this investment are reinvested and increase market value.

The UTC Stock Fund consists principally of 10,882 and 8,050 shares of Common Stock of United at November 30, 1993 and 1992, respectively.

Forfeitures of employer contributions are used to reduce employer contributions; earned but unapplied forfeitures will be applied against future employer contributions and are shown separately in the Statement of Income and Changes in Plan Equity.

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Members who transfer to a new location of United which is covered by a different savings plan have the option of transferring their account balances in accordance with the provisions of the new savings plan, including available investment funds. Transfer of balances to the new savings plan will be governed by the terms of the collective bargaining agreements.

Employees participating in the Plan at year end were as follows:

                                                               November 30,
                                                            1993        1992
Income Fund                                                 4,151       4,079
Equity Fund                                                 1,351       1,184
UTC Stock Fund                                                330         276

The participants above may have investments in more than one of the investment funds.

NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES

United has entered into a master trust agreement with the Trustee. Under this agreement, certain employee savings plans of United and its subsidiaries combine their trust fund investments in the Master Trust. Participating plans purchase units of participation in the investment funds based on their monthly contribution to such funds and the unit value of the applicable investment fund at the end of the month. The value of a unit in each fund is determined at the end of each month by dividing the sum of uninvested cash, accrued income and the current market value of investments by the total number of outstanding units in such funds. The plans receive income from the funds' investments which increase the unit values. Distributions reduce the number of participation units held by the plans.

The investments of the Income Fund are valued at cost plus accrued interest. The investments of the Equity Fund and UTC Stock Fund are valued at market as determined by the Trustee by reference to published market data.

The expenses of operating the Plan are payable  out of the funds held under  the
Plan, unless the employer  elects to pay  such expenses.   The expenses for  the
1993 plan year were paid by the employer.

The Plan is not subject to federal income tax as the Plan and its related trust are considered by United to satisfy the qualification and exemption requirements of Section 401(a) and 501(a) of the Internal Revenue Code. United has received a favorable determination letter (dated November 4, 1986) from the Internal Revenue Service (IRS) to the effect that the Plan qualifies under Sections 401(a) and 501(a) of the Code. United intends to apply for a new determination letter from the IRS indicating that the Plan, as amended since the date of the most recent IRS determination letter, continues to be exempt from federal income taxes under Sections 401(a) and 501(a) of the Code. Under these sections, contributions by United, employees (at their election) and related earnings will be tax deferred until such amounts are distributed. It is expected, given the lack of substantive plan amendments, that a favorable determination will be issued from the IRS, and accordingly, no provision is made for federal income taxes.

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NOTE 3 - INSURANCE CONTRACTS

The following is a summary of the insurance contracts held in the Master Trust Income Fund and the portion allocable to the Plan:

                                                                 November 30,
(Thousands of Dollars)                                      1993           1992
CIGNA                                                  $ 1,409,243    $ 1,327,089
Aetna                                                      543,882        543,230
Travelers                                                  455,988        465,195
Prudential                                                 249,747        224,129
Metropolitan Life                                          328,543        219,295
                                                       $ 2,987,403    $ 2,778,938

Amount of the contracts allocable to the Plan          $    21,049    $    15,618

NOTE 4 - GAIN ON SALE OF INVESTMENTS

The Trustee uses the average cost method in determining the cost of securities for purposes of calculating the gain or loss on the sale of securities. Gains and losses of the Master Trust funds are allocated to the participating plans based upon participation units at the month-end valuation date following the sale. The gains recognized by the Master Trust funds and amounts allocable to the Plan are as follows:

                                                                       UTC
(Thousands of Dollars)                                   Equity       Stock
                                                         Fund         Fund
Proceeds from sale of securities                       $ 25,402     $ 22,566
Cost basis of securities sold                            14,898       13,527
Gain on sale                                           $ 10,504     $  9,039

Amount of the gain allocable to the Plan               $     95     $     46

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NOTE 5 - REQUESTED DISTRIBUTIONS

The following is a summary of distributions requested by participants which had not yet been paid at the respective plan year end:

                                November 30,             November 30,
                                    1993                     1992
(Thousands of Dollars)      Dollars       Units      Dollars       Units
Income Fund                $     402      87,838    $     252      59,732
Equity Fund                       58       6,445           27       3,305
UTC Stock Fund                     7       1,479            3         916

These amounts are reflected as liabilities in the Plan's Form 5500.

The November 30, 1992 Statement of Financial Condition has been restated in order to reflect requested distributions in the plan year in which paid.

















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                                   SIGNATURES


The Plan, Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                          CARRIER CORPORATION
                          REPRESENTED EMPLOYEE SAVINGS PLAN



Dated:  May 19, 1994      By:  Thomas F. O'Connor
                               Thomas F. O'Connor
                               Director, Retirement Programs
                               United Technologies Corporation







































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